04045942

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Fosters Brewing

Name of entity: **Foster's Group Limited**

ABN: **49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	28,085,460	1,000,000
4	Total consideration paid or payable for the shares	$129,094,791	$4,944,300

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.91 Date: 12 Oct 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.95 Lowest price paid: $4.93 Highest price allowed under rule 7.33: $5.14

dlw 11/8

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	170,914,540

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14-Oct-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,085,460	250,000
4	Total consideration paid or payable for the shares	$134,039,091	$1,237,500

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.95 Date: 13 Oct 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.95 Lowest price paid: $4.95 Highest price allowed under rule 7.33: $5.17

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	170,664,540

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15-Oct-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

14 October, 2004

Foster's Group Limited Announces Release of ALH Escrow Conditions

Foster's Group Limited (Foster's) today announced that Macquarie Equity Capital Markets Limited (Macquarie), in its capacity as the Global Co-ordinator to the initial public offering of Australian Leisure & Hospitality Group Limited (ALH), has released it from all escrow conditions associated with its ten per cent holding in ALH with immediate effect.

Following the listing of ALH on the Australian Stock Exchange on 7 November 2003, Foster's purchased 35.25 million shares in ALH as part of market stabilisation activities.

As outlined in section 10.2 of the ALH Prospectus, these shares were to be held in escrow for a period of one year and 33 business days from 19 September 2003 or the Prospectus Date.

In the absence of this early release, the escrow period would have expired on 5 November 2004.

The board of Foster's is continuing to review its position with respect to its shareholding in ALH and will act in the best interests of Foster's shareholders.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	27,979,259	106,201
4	Total consideration paid or payable for the shares	$128,573,344	$521,447

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	Highest price paid: $4.79 Date: 07 Oct 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.91 Lowest price paid: $4.91 Highest price allowed under rule 7.33: $5.10

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	171,914,540

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Oct-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

For your information as released to The Australian Stock Exchange.

FOSTER'S GROUP

Inspiring Global Enjoyment

With Compliments